January 31, 2018


Jeff Long
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management - Office of the Chief Accountant 100 F Street, NE
Washington, DC 20549

Re:	Securian Funds Trust  -  SOX Review				SENT VIA EDGAR
	File No. 002-96990 and 811-04279


Dear Mr. Long:

This letter responds to the Securities and Exchange Commission Staff comments received by Securian Funds Trust ("SFT") via telephone on December 27, 2017. The Staff's comments are set forth below, followed by SFT's response.

Comments

1.	SFT should add a sector risk disclosure for Ivy Growth and Small Cap funds given that it had a concentration in information technology securities of greater than 25%.

	Response:

	SFT's registration statement currently provides a sector risk disclosure for Ivy Growth and Small Cap funds. We believe this disclosure adequately addresses the Staff's comment.


2.	For all SFT funds in the portfolio holdings section of the annual report, please disclose the dividend rate for preferred stocks to the extent it is known.

	Response:

	To extent available, we will provide dividend rates for preferred stocks.



3.	For the Government Money Market Fund Net Investment Income Maintenance
Agreement, provide background on the 1.25% waiver threshold and whether it relates to the actual expense that was in place at the time of the agreement.

	Response:

	The purpose of the expense limit is to avoid overburdening shareholders due to increases in fund operating expenses. The 1.25% expense limit restricts the investment adviser's ability to recover waived expenses during any one reporting period and, thus, places a cap on how much expenses can be increased. The expense limit value of 1.25% was selected as a reasonable amount and is not necessarily associated with actual expenses at the time of the agreement.


4.	For the expense limitation agreements for the SFT managed volatility funds, please explain whether the recoupment is tied to the date of the waiver or fiscal year end.

	Response:

	The recoupment is tied to the date of the waiver.

Please direct additional questions or comments to me at (651) 665-4145 or david.dimitri@securian.com.

Very truly yours,

/s/ David M. Dimitri

David M. Dimitri
Assistant General Counsel